

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 11, 2006

Mr. Robert L. Poley
Chief Financial Officer
1625 Broadway, Suite 1480
Denver, Colorado 80202

> **Re:** **Heartland Oil and Gas Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended March 31, 2006**
> **Filed May 15, 2006**
> **Response Letter Dated August 4, 2006**
> **File No. 1-7427**

Dear Mr. Robert L. Poley:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   We note that you have not submitted your Form 10-KSB draft referred to in your response letter as correspondence on EDGAR. Please resubmit your entire response letter which includes your proposed Form10-KSB draft.

2.   We note your disclosure provided in Form 8-K filed on June 12, 2006, suggesting you may be required to revise your financial statements to correct accounting errors. Additionally, we note in your most recent response letter that you have proposed to restate your financial statements related to dividends and the classification of your Series A and B preferred shares from permanent to temporary equity for fiscal years ended December 31, 2005 and 2004. Please tell us whether or not you considered the requirements of Item 4.02 of Form 8-K and

describe how you concluded your previously issued financial statements are reliable in light of the error corrections. Tell us whether or not your auditor's agree with your conclusion.

Balance Sheet , page F-3

3.   It appears your Series B shares have a liquidation preference. Accordingly, please provide parenthetical disclosure of the liquidation preference value on the face of your balance sheet. Refer to paragraph 6 of SFAS 129.

Statement of Operations, page F-4

4.   We note that not all periods have been restated, although you have designated the entire presentation as "restated" within the title of the operations statement. Please revise your presentation to more accurately label the specific periods which have been "restated."

Oil and Gas Properties, F-7

5.   We note your response to prior comment three and are unable to agree with your conclusion. In this regard it is unclear how you determined that a value equal to your standardized measure of discounted future net cash flows before income tax considerations is an appropriate impairment model. The standardized measure of discounted future net cash flows is not a fair value model and unproved properties are not assessed for impairment under the full cost ceiling test. Please expand your disclosures to describe the method used to determine fair value and quantify the fair value amount of your impaired assets. Additionally, tell us the authoritative accounting guidance supporting your impairment model determination.

Changes in Standardized Measure of Discounted Future Net Cash Flows, page F-17

6.   We note your revisions within the tabular presentation of changes in standardized measure of discounted future net cash flows. It appears that the change has been attributed to one line item, extensions and discoveries. Please revise your presentation to allocate values to the appropriate components for which change occurred, consistent with your disclosure of the standardized measure of discounted future net cash flows.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

General

7.   We note your response indicating that you will incorporate the appropriate
        revisions in your interim report on Form 10-QSB as necessary to comply with all
        applicable comments written on your annual report on Form 10-KSB above.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Jonathan Duersch at (202) 551-3719 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill S. Davis
                                                Branch Chief